Exhibit 99.73

WARRANT INDENTURE

GOLD WHEATON GOLD CORP.

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the issue

of up to 143,750,000 Common Share Purchase Warrants

May 26, 2009

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Meaning of “outstanding” for Certain Purposes	5
1.3	Day not a Business Day	5
1.4	Words Importing the Singular	5
1.5	Time of the Essence	6
1.6	Interpretation not Affected by Headings, etc.	6
1.7	Applicable Law	6
1.8	Trust Indenture Legislation	6
1.9	Severability	6
1.10	Entire Agreement	6
1.11	Currency	6

ARTICLE 2 ISSUE OF WARRANTS		7

2.1	Creation and Issue of Warrants	7
2.2	Form and Terms of Warrant Certificates;	7
2.3	Issue of Warrant Certificates	7
2.4	Warrantholder not a Shareholder	7
2.5	Execution of Warrant Certificates	7
2.6	Certification by Warrant Agent	8
2.7	Exchange of Warrant Certificates	8
2.8	Issue in Substitution for Certificates Lost, etc.	8
2.9	Registration and Transfer of Warrants	9
2.10	Enforcement of Rights of Warrantholders	11
2.11	Warrants to Rank Pari Passu	12
2.12	Notice to Warrantholders	12
2.13	Notice to the Company or the Warrant Agent	13
2.14	Reliance by the Warrant Agent	14

ARTICLE 3 EXERCISE OF WARRANTS		14

3.1	Method of Exercise of Warrant Certificates	14
3.2	Exercise of Warrants	16
3.3	Partial Exercise of Warrants	16
3.4	Cancellation of Warrants	16
3.5	Expiration of Warrants	17
3.6	Adjustment of the Exercise Price and Subscription Rights	17
3.7	Adjustment Rules for Exercise Price	22
3.8	Postponement of Issue of Shares, etc.	23
3.9	Notice of Certain Events	24
3.10	No Fractional Shares	24
3.11	Reclassification, Reorganizations, etc.	25

ARTICLE 4 COVENANTS OF THE COMPANY		26

4.1	General Covenants	26
4.2	Securities Qualification Requirements	27
4.3	Warrant Agent’s Remuneration and Expenses	28
4.4	Notice to Warrantholders of Certain Events	28
4.5	Closure of Share Transfer Books	29
4.6	Performance of Covenants by Warrant Agent	29
4.7	Representation and Warranty	29

ARTICLE 5 MEETINGS OF WARRANTHOLDERS		29

5.1	Right to Convene Meeting	29
5.2	Notice	30
5.3	Chairman	30
5.4	Quorum	30
5.5	Power to Adjourn	31
5.6	Show of Hands	31
5.7	Poll	31
5.8	Voting	31
5.9	Persons Entitled to be Present	31
5.10	Regulations	32
5.11	Certain Powers Exercisable by Extraordinary Resolution	33
5.12	Definition of “Extraordinary Resolution”	34
5.13	Resolutions Binding on all Warrantholders	34
5.14	Holdings by Company Disregarded	34
5.15	Minutes	34
5.16	Powers Cumulative	34
5.17	Instruments in Writing	35

ARTICLE 6 SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES		35

6.1	Provision for Supplemental Indenture for Certain Purposes	35
6.2	Successor Companies	36
6.3	Successor Body Corporate Substituted	36

ARTICLE 7 CONCERNING THE WARRANT AGENT		37

7.1	Rights and Duties of Warrant Agent	37
7.2	Evidence, Experts and Advisors	37
7.3	Documents, Moneys, etc. Held by Warrant Agent	38
7.4	Action by Warrant Agent to Protect Interests	38
7.5	Warrant Agent not Required to give Security	39
7.6	Protection of Warrant Agent	39
7.7	Replacement of Warrant Agent	40
7.8	Conflict of Interest	41
7.9	Acceptance of Trust	41
7.10	Accounts	41

ARTICLE 8 GENERAL		42

8.1	Satisfaction and Discharge of Indenture	42
8.2	Sole Benefit of Parties and Warrantholders	42
8.3	Discretion of Directors	42
8.4	Privacy	43
8.5	Counterparts and Formal Date	43

SCHEDULE “A” -  FORM OF WARRANT CERTIFICATE

ii

THIS WARRANT INDENTURE is made as of the 26th day of May, 2009.

BETWEEN:

GOLD WHEATON GOLD CORP., a company existing under the laws of British Columbia

(hereinafter the “Company”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company registered under the laws of Canada and duly authorized to carry on business in each Province of Canada

(hereinafter called the “Warrant Agent”).

RECITALS

WHEREAS:

A.                                                                                   The Company is authorized to issue an unlimited number of Shares;

B.                                                                                     The Company proposes to issue up to 143,750,000 Warrants with each whole Warrant exercisable to acquire, subject to adjustment in stated circumstances, one Share at the Exercise Price at any time before the Warrant Expiry Time on the Warrant Expiry Date on the terms and conditions set forth herein;

C.                                                                                     The Company is duly authorized to create and issue the Warrants to be issued as herein provided and all acts and deeds necessary have been done and performed by the Company to cause the Warrants, when issued as provided in this Indenture, to be legal, valid and binding upon the Company with the benefits and subject to the terms of this Indenture;

D.                                                                                    The Warrants will be represented by Warrant Certificates issued and countersigned in accordance with the provisions hereof;

E.                                                                                      The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of the persons who become Warrantholders; and

F.                                                                                      The foregoing recitals A, B, C and D are made as representations and statements of fact by the Company and not by the Warrant Agent.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the Company hereby appoints the Warrant Agent as trustee, for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Indenture and in the Warrant Certificates:

“1933 Act” means the United States Securities Act of 1933, as amended;

“Applicable Legislation” means the provisions of the Business Corporations Act (British Columbia), as from time to time amended, and any statute of Canada or a province thereof, and the regulations and rules under any such named or other statute relating to trust indentures or the rights, duties or obligations of corporations, trustees and warrant agents under trust indentures as are from time to time in force and applicable to this Indenture;

“auditors” of the Company means a firm of chartered accountants as may be duly appointed as auditor of the Company from time to time;

“business day” means a day that is not a Saturday, Sunday or civic or statutory holiday in the City of Vancouver, British Columbia or the City of Toronto, Ontario;

“Company” means Gold Wheaton Gold Corp., a company existing under the laws of British Columbia and includes any successor corporation thereto;

“Convertible Securities” means securities of the Company or any other issuer that are convertible into or exchangeable or exercisable for or otherwise carry the right to acquire Shares, and “Convertible Security” means any one of them;

“Corporate Reorganization” has the meaning ascribed thereto in subsection 3.6(7);

“Current Market Price”, at any date, means the volume weighted average trading price per Share at which the Shares have traded on the Exchange or such other Canadian stock exchange which constitutes the principal trading market (by volume) for the Shares during the twenty consecutive trading days ending three days prior to such date or, if not listed on any Canadian stock exchange, in the over the counter market and the “volume weighted average trading price” shall be determined by dividing the aggregate sale price of all Shares sold on the Exchange or market, as the case may be, during the twenty consecutive trading days by the number of Shares sold.  Whenever the Current Market Price is required to be determined hereunder, the Company shall deliver to the Warrant Agent a certificate of an officer specifying such Current Market Price and setting out the details of its calculation.  In the event of any subsequent dispute as to the determination of the Current Market Price, the Company’s auditors shall make such determination which, absent manifest error, shall be binding for all purposes hereunder;

“Date of Issue” means the date hereof, notwithstanding that Warrants may be issued and countersigned later than the date hereof;

“Directors” means the board of directors of the Company for the time being and reference without more to action by the Directors shall mean action by the Directors as a board or by any authorized committee thereof;

“dividends” means dividends (payable in cash or in securities, property or assets of equivalent value) declared payable on the Shares;

“Exchange” means the TSX Venture Exchange or if the Shares are not listed on that exchange, such other stock exchange or quotation system on which the Shares may then be listed;

“Exercise Price” means $0.50 per Share, as such price may be adjusted in accordance with the terms of this Indenture, from time to time;

“Extraordinary Resolution” means an extraordinary resolution of Warrantholders as defined in Section 5.12 and includes a written instrument signed by Warrantholders pursuant to the provisions of Section 5.12;

“Notes” has the meaning set forth in the definition of Offering;

“Offering” means the offering of up to $115,000,000 principal amount 10% senior secured notes (the “Notes”) together with up to 143,750,000 Warrants;

“person” means an individual, a corporation, a partnership, a government or any department or agency thereof, a joint venture, a trust, an estate, an unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual; and pronouns and other words importing persons have a similarly extended meaning;

“Qualifying Jurisdictions” means all of the Provinces of Canada (other than Québec);

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities under the applicable Securities Laws of each of the Qualifying Jurisdictions;

“Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations made and forms prescribed thereunder together with all applicable published policy statements, rules, instruments, blanket orders and rulings of the Securities Commissions;

“Shares” means the common shares without par value in the capital of the Company as constituted on the date hereof, provided that in the event of any adjustment pursuant to Article 3, “Shares” will thereafter mean the shares or other securities or property resulting from such adjustment that a Warrantholder is entitled to acquire on exercise of a Warrant after the adjustment;

“Shareholder” means a holder of record of one or more Shares or shares of any other class or series of the Company;

“Share Reorganization” has the meaning ascribed thereto in subsection 3.6(2);

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which is owned, directly or indirectly, by the Company, or by one or more Subsidiaries of the Company and, as used in this definition, “voting shares” means shares of a class or classes ordinarily entitled to vote for the election of a majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency, whether or not such contingency shall have happened;

“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this instrument and not to any particular Article, section, paragraph, clause, subdivision or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof;

“Time of Exercise” means the time that surrender of the Warrant Certificate, the Warrant Exercise Form (attached hereto as part of Schedule “A”) and payment of the Exercise Price is duly effected by a Warrantholder in accordance with Section 3.1 hereof;

“trading day” means a day on which the Exchange is open for business;

“Units” means the units of the Company issued pursuant to the Offering, comprised of Notes and Warrants, being on the basis of, for each $1.00 principal amount of Notes purchased, 1.25 Warrants;

“Warrant Agent” means Computershare Trust Company of Canada, and any sub-agent and any lawful successor of the Warrant Agent or any of its duly appointed sub-agents from time to time under this Indenture;

“Warrant Certificate” means the form of warrant certificate attached hereto as Schedule “A” (Form of Warrant Certificate) evidencing one or more Warrants;

“Warrant Exercise Form” means the exercise form attached as Appendix 2 to Schedule “A” (Form of Warrant Certificate) hereto as more particularly described in subsection 3.1(5) hereof;

“Warrant Expiry Date” means the fifth anniversary of the date of issuance;

“Warrant Expiry Time” means 5:00 p.m. (Vancouver time) on the Warrant Expiry Date;

“Warrantholder”, “holder” or “holder of Warrants” means with respect to the Warrants, a person entered on the register to be maintained under Section 2.9 as the registered holder of a Warrant for the time being; and

“Warrants” means the share purchase warrants of the Company issued and certified hereunder in the form of Warrant Certificate and for the time being outstanding, each exercisable into one Share upon due exercise and payment of the Exercise Price.

1.2                                                                               Meaning of “outstanding” for Certain Purposes

Every Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until the Warrant Expiry Time, or until it shall be surrendered to the Warrant Agent upon the exercise thereof pursuant to Article 3, provided however that:

(1)           a Warrant which has been partially exercised shall be deemed to be outstanding only to the extent of the unexercised part of the Warrant;

(2)           where a Warrant Certificate has been issued in substitution for a Warrant Certificate which has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the number of Warrants outstanding; and

(3)           for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or equitably by the Company or any Subsidiary thereof shall be disregarded, except that:

(a)           for the purpose of determining whether the Warrant Agent shall be protected in relying on any such vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has notice that they are so owned by the Company or any Subsidiary shall be so disregarded; and

(b)           Warrants so owned which have been pledged in good faith other than to the Company or any Subsidiary thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Warrant Agent the pledgee’s right to vote the Warrants in his discretion free from the control of the Company or any Subsidiary thereof, as the case may be, and the terms of the pledge thereof as to the right to vote shall govern.

1.3                                                                               Day not a Business Day

If the day on or before which any action (other than the exercise of a Warrant) would otherwise be required to be taken or is contemplated to commence hereunder is not a business day in the City of Vancouver or the City of Toronto, that action will be required to be taken and such procedure will commence on or before the requisite time on the next succeeding day that is a business day.

1.4                                                                               Words Importing the Singular

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing a particular gender include all genders.

1.5                                                                               Time of the Essence

Time shall be of the essence in this Indenture and in the Warrant Certificates.

1.6                                                                               Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles, and Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.7                                                                               Applicable Law

This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.8                                                                               Trust Indenture Legislation

(1)           If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail.

(2)           Each of the Company and the Warrant Agent will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

1.9                                                                               Severability

In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

1.10                                                                        Entire Agreement

This Indenture and the agreements referred to herein constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no general or specific warranties, representations or other agreement by or among the parties in connection with the entering into of this Indenture or the subject matter hereof except as specifically set forth herein.

1.11                                                                        Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are references to Canadian dollars.

ARTICLE 2
ISSUE OF WARRANTS

2.1                                                                               Creation and Issue of Warrants

(1)           A total of up to 143,750,000 Warrants are hereby created and authorized to be issued.

(2)           Subject to adjustment as provided in this Indenture, each Warrant issued hereunder will entitle the holder thereof to purchase one Share at any time from and after the Date of Issue of the Warrant to and including the Warrant Expiry Time upon payment of the Exercise Price.

2.2                                                                               Form and Terms of Warrant Certificates;

(1)           Warrant Certificates shall be substantially in the form set out in Schedule “A” (Form of Warrant Certificate) hereto with such additions, variations or omissions as may be permitted by the provisions of this Indenture or may from time to time be agreed upon between the Company and the Warrant Agent in accordance with the terms of this Indenture and shall be numbered in the manner as the Company, with the approval of the Warrant Agent, may prescribe. No Warrant Certificates representing fractional Warrants will be issued under this Indenture, and any fractional Warrants will be rounded down to the nearest whole Warrant.

2.3                                                                               Issue of Warrant Certificates

Warrant Certificates to be issued and delivered from time to time under this Indenture shall be executed by the Company and certified by the Warrant Agent pursuant to or upon the written order of the Company, without the Warrant Agent receiving any consideration therefor.

2.4                                                                               Warrantholder not a Shareholder

Nothing in this Indenture or in the ownership of a Warrant evidenced by a Warrant Certificate, or otherwise, will be construed as conferring on a Warrantholder any right or interest whatsoever as a Shareholder of the Company, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of Shareholders or any other proceeding of the Company or any right to receive any dividend or other distribution.

2.5                                                                               Execution of Warrant Certificates

Warrant Certificates may be signed by any one director or officer of the Company manually or may be engraved, lithographed or printed in facsimile and shall be dated the Date of Issue.  Notwithstanding that any of the persons whose signature appears on any Warrant Certificates as one of the officers or directors may no longer, before the certification and delivery of the Warrant Certificate, hold the official capacity in which he signed, any Warrant Certificate signed as aforesaid shall be valid and binding upon the Company when the Warrant Certificate has been certified by the Warrant Agent in accordance with Section 2.6 and the registered holder thereof shall be entitled to the benefits of this Indenture.

2.6                                                                               Certification by Warrant Agent

(1)           No Warrant Certificate shall be issued, or if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by the Warrant Agent by being countersigned by or on behalf of the Warrant Agent and the countersignature upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so countersigned has been duly issued hereunder and is a valid obligation of the Company, and that the holder is entitled to the benefit hereof.

(2)           The countersigning by or on behalf of the Warrant Agent on any Warrant Certificate issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants and the Warrant Agent shall in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefor, except as otherwise specified herein. The countersignature of or on behalf of the Warrant Agent shall, however, be a representation and warranty by the Warrant Agent that the Warrant Certificate has been duly countersigned by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture.

2.7                                                                               Exchange of Warrant Certificates

The holder of a Warrant Certificate may at any time after the date of issue thereof and before the Warrant Expiry Time, upon surrender of a Warrant Certificate to the Warrant Agent at its principal transfer offices in the City of Vancouver, or at such other place or places that are designated by the Company with the approval of the Warrant Agent, exchange the surrendered Warrant Certificate(s) for Warrant Certificates in the same form as the one(s) surrendered and which entitle the holder to subscribe in the aggregate for the same number of Shares for which the holder may subscribe under the surrendered Warrant Certificate(s). On each exchange the Warrant Agent may levy a charge sufficient to reimburse it for any tax or other governmental charge required to be paid, which shall be paid by the party requesting the exchange, and, in addition, a reasonable charge for every Warrant Certificate issued upon the exchange and such additional charge shall be made by the Company, as a condition precedent thereto. The Company shall execute and the Warrant Agent shall certify in accordance with Sections 2.5 and 2.6 all Warrant Certificates necessary to carry out exchanges contemplated herein.

2.8                                                                               Issue in Substitution for Certificates Lost, etc.

(1)           If a Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Company, subject to Applicable Legislation and subject to subsection (2), will issue and thereupon the Warrant Agent will countersign or certify and deliver a new certificate of like form and denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of the mutilated certificate or in lieu of and in substitution for the lost, destroyed or stolen certificate, and the substituted Warrant Certificate shall entitle the holder thereof to the same rights and benefits and will bear the same legends, if any, as the certificate being replaced and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)           The applicant for the issue of a new certificate pursuant to this section will bear the cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof:

(a)           furnish to the Company and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the certificate to be replaced as is satisfactory to the Company and to the Warrant Agent in their discretion;

(b)           furnish an indemnity and surety bond in amount and form satisfactory to the Company and to the Warrant Agent, in their discretion; and

(c)           pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.9                                                                               Registration and Transfer of Warrants

(1)           The Company shall, at all times while any Notes are outstanding, cause to be kept by and at the principal corporate trust office of the Warrant Agent in the City of Vancouver, British Columbia or such other place or places and by such other Persons as shall be agreed by the Company and the Warrant Agent, a central registrar in which shall be entered the names and latest known addresses of the Holders of Warrants and the other particulars, as prescribed by law, of the Warrants held by them respectively and of all transfers of Warrants.  Such registration shall be noted on the Warrants by the Warrant Agent.  The Warrant Agent from time to time shall, when requested in writing so to do by the Company or by the Warrant Agent, furnish the Company or the Warrant Agent, as the case may be, with a list of the names and last known addresses of the Holders of Warrants entered on the register, showing the number of the Warrants held by each of them.  The registers shall, upon prior written notice, at all times during business hours on a Business Day be open for inspection by the Company, the Warrant Agent and any Warrantholder.

(2)           A Warrantholder may, at any time and from time to time, have a Warrant transferred at any of the places at which a register is kept pursuant to the provisions of section 2.9(1), in accordance with such reasonable regulations as the Warrant Agent may prescribe.

                No transfer of a Warrant shall be effective as against the Company unless:

(a)           such transfer is made by the Holder or the executor, administrator or other legal representative of, or any attorney for, the Holder, duly appointed by an instrument in form and execution satisfactory to the Warrant Agent, upon surrender to the Warrant Agent of the Warrant and a duly executed form of transfer as set out in (3) below;

(b)           such transfer has been consented to by the Company, such consent not to be unreasonably withheld provided that no transfer shall be made to a U.S. person within the meaning of U.S. Securities Laws and provided that such consent shall not be required (i) for any transfer from Sprott Asset Management Inc. or any Affiliate thereof to Sprott Asset Management Inc. or any Affiliate thereof provided such transferee is not a U.S. person within the meaning of the U.S. Securities Law; and (ii) for any transfer effective after the occurrence and during the continuance of an Event of Default under the note indenture of the Company dated as of even date. For greater certainty and without limitation, the form of transfer as set out in (3) below shall include a certification from the Company that the Company has consented to the transfer or that the Company does not have to consent to the transfer by reason of the provisions of this section 2.9(2)(b)(i);

(c)           such transfer is made in compliance with all Securities Laws and, for greater certainty and without limitation, the transfer is to an accredited investor within the meaning of applicable Securities Laws all as shall be set forth on the duly executed form of transfer as set out in (3) below;

(d)           such transfer is made in compliance with requirements as the Warrant Agent may prescribed; and

(e)           such transfer has been noted on the register by the Warrant Agent.

Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture.  Upon registration of such transferee as the Holder, the transferor shall cease to have any further rights under this Indenture with respect to such Warrants.

With respect to any and all transfers in accordance with this section, the Warrant Agent shall be entitled to rely on the certification from the Company set forth on the transfer form and for greater certainty and without limitation, the indemnity of the Warrant Agent by the Company as set forth in section 7.6 shall apply to such reliance by the Warrant Agent.

(3)           Additionally, no transfer of a Warrant shall be valid unless made on the register (initially maintained at the principal offices of the Warrant Agent in the City of Vancouver) upon surrender of the Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in substantially the form set out in Appendix 1 of Schedule “A” (Form of Warrant Certificate) hereto or in form satisfactory to the Warrant Agent or other registrar executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with such reasonable requirements, as the Warrant Agent or other registrar may prescribe, nor, except in the case where a new Warrant Certificate is issued upon a transfer, unless the transfer shall have been noted by the Warrant Agent or other registrar.

(4)           Subject to applicable law, neither the Company nor the Warrant Agent nor any registrar shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant or Warrant Certificate, and may transfer the same on the direction of the person registered as the holder thereof, as though that person were the beneficial owner thereof.

(5)           The register shall at all reasonable times be open for inspection at the principal offices of the Warrant Agent in the City of Vancouver by the Company and by any other person permitted by law to inspect the securities register of a public company and subject to the requirements of such laws. The Warrant Agent and every registrar shall from time to time when requested to do so by the Company, by the Warrant Agent or by a third party entitled to make a request, furnish the Warrant Agent or upon payment by the Company or such third party of a reasonable fee, the Company or the Warrantholder, as the case may be, with a list of names and addresses of holders of Warrants entered on the registers kept by them and showing the number of Warrants held by each such holder or in the case of a third party, such lesser information as is permitted by law to be disclosed.

2.10                                                                        Enforcement of Rights of Warrantholders

(1)           All or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or by the terms of this Indenture may be enforced by such Warrantholder by appropriate legal proceedings, but subject to the rights which are hereby conferred upon the Warrant Agent and subject to the provisions of Section 7.1. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect the interests of the Warrantholder.

(2)           No one or more Warrantholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action, or to enforce any right hereunder or under any Warrant Certificate, except subject to the conditions and in the manner herein provided and all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Warrant Agent, except only as herein provided, and in any event for the equal benefit of all Warrantholders.

(3)           No recourse under or upon any obligation, covenant or agreement contained in this Indenture or in the Warrant Certificates shall be had against any shareholder, officer or director, past, present or future, of the Company or of any of its Subsidiaries or of any successor corporation or any subsidiary, either directly or through the Company, or the Subsidiaries or otherwise, by any legal or equitable proceeding by virtue of any statute or otherwise.

(4)           This Indenture and the Warrants issued hereunder are solely obligations of the Company and no personal liability whatsoever shall attach to or be incurred by the shareholders, officers or directors, past, present or future, of the Company, or of any of its Subsidiaries, or any successor corporations, under or by reason of the obligations, covenants or agreements contained in this Indenture or in the Warrant Certificates; and any personal liability of any nature whatsoever either at common law, in equity or by statute, and any right or claim against any such shareholder, officer or director are hereby expressly waived as a condition of and as consideration for the execution of this Indenture and the issue of the Warrants.

2.11                                                                        Warrants to Rank Pari Passu

Except as otherwise provided herein, all Warrants will rank pari passu, whatever may be the actual dates of issue thereof.

2.12                                                                        Notice to Warrantholders

(1)           Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary mail or air mail, postage prepaid, addressed to the holders or delivered by hand or prepaid courier (or so mailed to certain holders and so delivered to the other holders) at their respective addresses appearing on any of the registers above mentioned; and if in the case of joint holders of any Warrant where more than one address appears on the register in respect of the joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address so appearing.  Any notice so given by mail or so delivered by hand shall be deemed to have been given on the fifth business day after it has been mailed or on the day upon which it has been delivered, or if sent by facsimile on the first business day following the transmission, as the case may be. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving the notice shall be included and the date of the meeting or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

(2)           If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, a notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice will be valid and effective only if it is published once in an English language newspaper of daily circulation and approved by the Warrant

Agent in the City of Vancouver, and in the case of notice convening a meeting of Warrantholders, with such additional publications, in the same or in other cities or both, as the Warrant Agent deems necessary for the reasonable protection of the Warrantholders or to comply with any applicable requirement of law or a stock exchange on which the Shares or Warrants are listed. A notice so given will be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in all the cities if more than one publication in any of them is required).

(3)           Any mailings to or from outside of Canada shall be made by postage prepaid mail or by prepaid courier.

2.13                                                                        Notice to the Company or the Warrant Agent

(1)           Unless herein otherwise expressly provided, a notice to be given hereunder to the Company or the Warrant Agent will be validly given if delivered or if sent by postage prepaid mail or if transmitted by facsimile:

(a)           if to the Company:

Gold Wheaton Gold Corp.

250 – 1075 W. Georgia Street

Vancouver, British Columbia

V6E 3C9

Attention:              Chief Financial Officer

Facsimile:                                            (604) 434-1487

(b)           if to the Warrant Agent:

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9

Attention:              Manager, Corporate Trust

Facsimile:                                            (604) 661-9403

and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice, or if transmitted by facsimile, on the first business day following the transmission.

(2)           The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection (1) of a change of address which, from the effective date of the notice and until changed by like notice, will be the address of the Company or the Warrant Agent, as the case may be, set out in subsection (1).

(3)           If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, a notice to be given to the Warrant Agent or to the Company hereunder by registered mail could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection (1) by email, facsimile or other means of prepaid transmitted, recorded communication, and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to the officer or if delivered by email, facsimile, or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice.

(4)           Any mailings to or from outside of Canada shall be made by registered airmail, postage prepaid or by prepaid courier.

2.14                                                                        Reliance by the Warrant Agent

The Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Shares issuable upon the exercise thereof, provided such issue, exercise or transfer, as the case may be, is effected in accordance with the terms of this Indenture.  The Warrant Agent shall be entitled to process all transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements in the absence of prima facie evidence to the contrary.  The Warrant Agent may assume for the purposes of this Indenture that any address on the register of the Warrantholders is the holder’s actual address and is also determinative as to residency and that the address of any transferee to whom any Shares or Warrants are to be registered, as shown on the transfer document, is the transferee’s residency.  The Warrant Agent shall have no obligation to ensure that legends appearing on the Share certificates or Warrant Certificates comply with regulatory requirements or securities laws of any applicable jurisdiction, but shall ensure that the applicable legends required to be placed on the certificates evidencing the Shares and Warrants pursuant to this Indenture are placed thereon.  Unless and until advised in writing by the Company or its counsel that the Company is no longer a “foreign issuer” within the meaning of Regulation S, the Warrant Agent shall be entitled to assume that the Company is a “foreign issuer” within the meaning of Regulation S. The Company has represented to the Warrant Agent that as of the date hereof it is a “foreign issuer” as defined in Rule 902 under the 1933 Act.

ARTICLE 3
EXERCISE OF WARRANTS

3.1                                                                               Method of Exercise of Warrant Certificates

(1)           Each Warrant may be exercised by the holder thereof at any time on or after the Date of Issue, but not after the Warrant Expiry Time, upon the terms and subject to the conditions set forth herein.

(2)           Subject to and upon compliance with the provisions of this Indenture, the holder of any Warrant Certificate may exercise the right of purchase therein provided for by surrendering the Warrant Certificate to the Warrant Agent at its specified principal transfer office in the City of Vancouver.  Warrants may also be surrendered at such additional place or places as may be designated by the Company from time to time with the approval of the Warrant Agent during normal business hours on a local business day at that place before the Warrant Expiry Time.  Warrants must be surrendered together with the Warrant Exercise Form duly completed and executed by the holder for the number of Shares which the holder desires to purchase and payment of the aggregate Exercise Price applicable at the time of the surrender calculated in accordance with the provisions of this Indenture.

(3)           The Exercise Price shall be payable in Canadian funds by certified cheque, bank draft or money order payable to or to the order of the Company.  Surrender of a Warrant Certificate with the Warrant Exercise Form duly completed and payment of the aggregate Exercise Price will be deemed to have been effected, and Warrants shall be deemed to have been exercised, only upon personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at one of the offices specified in this section.  Within three Business Days following such deemed exercise, the Warrant Agent shall send by email to the Company a notice setting forth the particulars of all Warrants exercised and the persons in whose names the Shares are to be issued and the addresses of such holders of the Shares.

(4)           Warrants may not be exercised unless either:

(a)                                  the Warrantholder certifies that it is not in the United States, is not a U.S. Person and is not exercising the Warrants on behalf of a person in the United States or a U.S. Person, and did not execute or deliver the Warrant exercise form in the United States;

(5)           Every Warrant Exercise Form shall be signed (with signature guaranteed as contemplated in Appendix 2 to Schedule “A” (Form of Warrant Certificate)) by the holder of the Warrant Certificate who desires to exercise in whole or in part the right of purchase therein provided for and shall specify the number of Shares that the subscriber wishes to purchase (being not more than he is entitled to purchase under the Warrant Certificate).  The number of Shares shall be issued on the shareholders’ register in the name or names the Shares which the subscriber desires to purchase are to be issued and his or their address or addresses and the number of Shares to be issued to each such person and if more than one is so specified, the form shall so clearly indicate.  The Warrant Exercise Form shall be completed in substantially in the form set out in Appendix 2 to Schedule “A” (Form of Warrant Certificate) hereto.

(6)           If any Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder must duly complete and deliver the written instrument of transfer as contemplated in the subsection above and pay to the Company or to the Warrant Agent on his behalf an amount equal to all applicable transfer taxes or other government charges, and the Company will not be required to issue or deliver any certificate evidencing any Shares unless or until that amount has been so paid or the Warrantholder has established to the satisfaction of the Company that the taxes and charges have been paid or that no taxes or charges are owing.

3.2                                                                               Exercise of Warrants

(1)           Subject to subsection (2) and Section 3.8, on exercise of a Warrant, the Company shall cause to be issued to the person or persons in whose name or names the Shares so subscribed for are to be issued as specified in the Warrant Exercise Form the number of Shares to be issued to such person or persons and such person or persons shall become a Shareholder or Shareholders of the Company in respect of those Shares with effect from the date on which the Warrant is exercised and shall be entitled to delivery of a certificate or certificates evidencing the Shares and the Company shall cause the certificate or certificates to be mailed by first class, insured mail or delivered as specified to such person or persons (or, if applicable, the trustee under the registered retirement savings plan which holds the Shares) at the address or addresses specified in the Warrant Exercise Form within five business days of the date on which the Warrant is exercised.

(2)           Notwithstanding any provision herein contained to the contrary, the Company shall not be required to deliver certificates for Shares in any period while the share transfer books of the Company are closed and, in the event of the exercise of any Warrant during any such period, the Shares subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Shares on the date to which such delivery of certificates for Shares may be postponed (such period not exceeding three business days after the date of the re-opening of the share transfer books).

3.3                                                                               Partial Exercise of Warrants

A Warrantholder may subscribe for and purchase any lesser number of Shares than the number of Shares to which such holder is entitled upon the exercise of Warrants, in which case the Warrantholder shall be entitled to receive forthwith a new Warrant Certificate in respect of the Shares purchasable under the original Warrant Certificate and not then subscribed for and purchased, and the Warrant Agent shall issue a new Warrant Certificate upon surrender of the Warrant Certificate, if satisfied that the new Warrant Certificate is properly issuable.

3.4                                                                               Cancellation of Warrants

All Warrants exercised as provided in Section 3.1, partially exercised as provided in Section 3.3, or exchanged for other Warrants as provided in Section 2.7 or otherwise surrendered to the Warrant Agent shall be cancelled and either held by the Warrant Agent until termination of this Indenture or resignation of the Warrant Agent or destroyed by the Warrant

Agent at the direction of the Company and, if required by the Company, the Warrant Agent shall furnish the Company with a certificate as to the destruction.

3.5                                                                               Expiration of Warrants

After the Warrant Expiry Time, all rights under this Indenture and under any Warrant that has not been exercised shall wholly cease and terminate and the Warrant Certificate therefor shall be wholly void and of no effect.

3.6                                                                               Adjustment of the Exercise Price and Subscription Rights

(1)           In this section, the terms “record date” and “effective date” where used herein, shall mean the close of business on the relevant date.

(2)           If and whenever at any time from the date hereof until the Warrant Expiry Time, the Company:

(a)           issues Shares or Convertible Securities to all or substantially all of the holders of Shares by way of stock dividend or other distribution, other than: the issue from time to time of Shares or Convertible Securities by way of stock dividend to Shareholders who elect to receive Shares or Convertible Securities in lieu of cash dividends in the ordinary course or pursuant to a dividend reinvestment plan;

(b)           subdivides, redivides or changes the outstanding Shares into a greater number of shares, or

(c)           combines, consolidates or reduces the outstanding Shares into a lesser number of shares,

(each of such events being herein called a “Share Reorganization”), the Exercise Price will be adjusted effective immediately on the record date for the dividend or, in the case of a subdivision, redivision, change, combination, consolidation or reduction, effective immediately on the record date, or the effective date if no record date is fixed, to the number that is the product of:

(d)           the Exercise Price in effect immediately before that effective date or record date; and

(e)           the fraction of which:

(i)            the numerator is the total number of Shares outstanding on that effective date or record date, as the case may be, before giving effect to the Share Reorganization, and

(ii)           the denominator is the total number of Shares that are or would be outstanding immediately after that effective date or record date after giving effect to the Share Reorganization and assuming all

Convertible Securities issued as part of the Share Reorganization had then been converted into or exchanged for Shares or all rights to acquire Shares had then been exercised.

For the purpose of determining the number of Shares outstanding at any particular time there shall be included that number of Shares which would have resulted from the conversion or exchange at that time of all Convertible Securities of the Company (other than any Convertible Securities issued to holders of Shares by way of a stock dividend or other distribution and otherwise included in computing the denominator in clause (ii) hereof). Shares (and Shares issuable upon conversion or exchange of Convertible Securities) issued or to be issued under a Share Reorganization shall be deemed to be outstanding on the record date or effective date for such Share Reorganization for the purpose of calculating the number of outstanding Shares under subsections (3) and (5). To the extent that any Convertible Securities issued to holders of Shares by way of a stock dividend or other distribution are not so converted or exchanged into or for Shares before the expiration of the right to do so, the conversion price shall then be readjusted to the conversion price which would then be in effect based upon the number of Shares actually issued upon the conversion or exchange of the Convertible Securities.

(3)                                  If and whenever at any time from the date hereof to the Warrant Expiry Time, the Company shall fix a record date for the issuance or distribution of rights, options or warrants to all or substantially all of the holders of the outstanding Shares entitling them, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Shares or Convertible Securities at a price per Share (or having a conversion price per Share) less than 95% of the Current Market Price on the record date (any such issuance being herein called a “Rights Offering”), the Exercise Price will be adjusted on the record date for the Rights Offering to the number which is the product of the Exercise Price in effect immediately before the record date and the fraction:

(i)                                     the numerator of which shall be the total of (A) the number of Shares outstanding immediately before the record date and (B) a number of Shares equal to the number arrived at by multiplying the total number of additional Shares offered for subscription or purchase or into or for which the total number of Convertible Securities so offered are convertible or exchangeable by the quotient obtained by dividing the purchase or subscription price for each Share offered for subscription or purchase or the conversion price for each Convertible Security so offered by such Current Market Price for the Shares, and

(ii)                                  the denominator of which shall be the total number of Shares outstanding immediately before such record date plus the total number of additional Shares offered for subscription or purchase or into or for which the total number of Convertible Securities so offered are convertible or exchangeable.

The adjustment shall be made successively whenever a record date is fixed, and shall become effective immediately after the record date for determination of shareholders entitled to receive such Shares or Convertible Securities, provided that if two or more such record dates or dates of announcement, as applicable, referred to in subsection (3) are fixed within a period of 35 trading days, the adjustment shall be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any rights, options or warrants are not so issued or any of the rights, options or warrants so issued are not exercised before the expiration thereof, or any Convertible Securities are not so converted into or exchanged for Shares before the expiration of the right to do so, the Exercise Price will be readjusted to the Exercise Price in effect immediately before the record date, and the Exercise Price will be further adjusted based upon the number of additional Shares actually delivered upon the exercise of the rights, options or warrants, or issued upon the conversion or exchange of the Convertible Securities, as the case may be.

(4)                                  If and whenever at any time from the date hereof to the Warrant Expiry Time, the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all the holders of the outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares or Convertible Securities at a price per Share (or having a conversion price per Share) not less than 95% of the Current Market Price on the record date, the Exercise Price will not be adjusted.

(5)                                  If and whenever at any time from the date hereof to the Warrant Expiry Time the Company shall fix a record date for the making of an issue or distribution to all or substantially all the holders of its outstanding Shares of (a) shares or securities of any class, excluding Shares or Convertible Securities referred to in paragraph 2(a), whether of the Company or any other corporation, or (b) rights, options or warrants, excluding those referred to in subsection (3) or (4), or (c) evidences of its indebtedness, or (d) property, cash or other assets, excluding dividends in the ordinary course (which shall mean a dividend not exceeding 25% of the Company’s net income in the last fiscal year) or property distributed in lieu thereof at the option of the Shareholders (any of such events being herein called a “Special Distribution”) then, in each such case, the Exercise Price shall be adjusted on the record date to the number that is the product of the Exercise Price in effect immediately before the record date and the fraction:

(i)                                     the numerator of which shall be the total number of Shares outstanding immediately before the record date multiplied by the Current Market Price on the day immediately before such record date, less the aggregate fair market value (as determined by the Directors, subject to prior written approval of the Exchange which determination, absent manifest error, shall be conclusive) of the shares or rights, options or warrants or evidence of indebtedness or property, cash or assets so distributed pursuant to such Special Distribution, and

(ii)                                  the denominator of which shall be the total number of Shares outstanding immediately before the record date multiplied by such Current Market Price.

The adjustment shall be made successively whenever a record date is fixed, and shall become effective immediately after the record date for the determination of Shareholders entitled to receive such Special Distribution, provided that if two or more such record dates or dates of announcement, as applicable, referred to in subsection (5) are fixed within a period of 35 trading days, the adjustment shall be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any Special Distribution is not so made, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if the record date had not been fixed or to the Exercise Price which would then be in effect based upon the shares or rights, options or warrants or evidences of indebtedness or property, cash or assets actually distributed, as the case may be.

(6)                                  On any adjustment of the Exercise Price pursuant to subsection (2), (3) or (5), including any readjustment, the number of Shares purchasable on exercise of a Warrant will be adjusted, effective at the same time as the adjustment of the Exercise Price, by multiplying the number of Shares so purchasable immediately before the adjustment by a fraction, the numerator of which shall be the Exercise Price in effect immediately before the adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(7)                                  Subject to the prior written approval of the Exchange if and whenever at any time from the date hereof to the Warrant Expiry Time there is:

(a)                                  a reclassification or redesignation of the Shares outstanding, a change of Shares into other shares or securities, or any other capital reorganization of the Company except as described in subsections (2), (3) and (5),

(b)                                 a consolidation, merger, arrangement or amalgamation of the Company with or into another body corporate or other entity resulting in a reclassification or redesignation of outstanding Shares or a change of Shares into other shares or securities, or

(c)                                  a transaction whereby all or substantially all the Company’s undertaking and assets become the property of another corporation or other entity,

(any of those events being herein called a “Corporate Reorganization”), a holder who thereafter exercises Warrants will be entitled to receive and will accept, for the Exercise Price then in effect, in lieu of the Shares (and any other securities to which Warrantholders are then entitled on the exercise of Warrants) to which he would otherwise have been entitled on exercise immediately before the Corporate Reorganization, the kind and amount of shares or other securities or property (including cash) that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of the number of Shares (and any other securities to which Warrantholders are then entitled on the exercise of Warrants) to which he would have been entitled on the exercise of the Warrant or Warrants immediately before the Corporate Reorganization.

(8)                                  As a condition precedent to taking any action that would require an adjustment pursuant to subsection (7), the Company will take all action that, in the opinion of counsel, is necessary in order that the Company, any successor or any successor to its assets and undertaking, shall be obligated to and may validly and legally issue as fully paid and non-assessable all the Shares or other shares or securities or property to which Warrantholders will be entitled on the exercise of Warrants thereafter.

(9)                                  Subject to the prior written consent of the Exchange, if necessary as a result of any Corporate Reorganization, appropriate adjustments will be made in the application of the provisions set forth in this Article 3 with respect to the rights and interests of Warrantholders to the end that the provisions set forth in this Article 3 will thereafter correspondingly be made applicable as nearly as may reasonably be possible to any shares or other securities or property thereafter deliverable on the exercise of a Warrant. Any such adjustment will be made by and set forth in an amendment hereto approved by the Directors and by the Warrant Agent, each acting reasonably, and will for all purposes, absent manifest error, be conclusively deemed to be an appropriate adjustment.

(10)                            Subject to the prior written consent of the Exchange, if the purchase price provided for in any right, warrant or option issued in connection with a Rights Offering is decreased, or the conversion price for Convertible Securities issued in connection with a Share Reorganization is increased, the Exercise Price shall forthwith be changed to whatever Exercise Price would have been obtained had the adjustment made in connection with the issuance of all such rights, warrants, options or Convertible Securities been made upon the basis of the purchase price as so decreased or the conversion price as so increased, provided that the provisions of this subparagraph shall not apply to any increase or decrease resulting from provisions in any rights, warrants, options or securities designed to prevent dilution if the increase or decrease shall not have been proportionately greater than the change, if any, in the Exercise Price to be made at the same time pursuant to the provisions of this section.

(11)                            Subject to the prior written consent of the Exchange, if and whenever at any time before the Warrant Expiry Time the Company shall take any action affecting or relating to the Warrants, other than any action described in this section, which in the opinion of the Warrant Agent, acting reasonably and in good faith, based upon the advice of counsel, would prejudicially affect the rights of any holders of Warrants, the Exercise Price will be adjusted in such manner, if any, and at such time, as the Warrant Agent, may in its sole discretion determine to be equitable in the circumstances to such holders.

3.7                                                                               Adjustment Rules for Exercise Price

The following rules and procedures will be applicable to adjustments made pursuant to Section 3.6:

(1)                                  the adjustments and readjustments provided for in Section 3.6 shall be cumulative and, subject to paragraph (b), will apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and other events that require an adjustment;

(2)                                  no adjustment in the Exercise Price, or resulting adjustment in the number of Shares issuable on exercise of Warrants, will be made unless the adjustment would result in a change of at least 1% in the prevailing Exercise Price and the number of Shares purchasable upon the exercise of the Warrants would change by at least one one-hundredth of a Share; provided, that any adjustment that would have been required to be made except for the provisions of this paragraph will be carried forward and taken into account in the next adjustment;

(3)                                  no adjustment will be made in respect of an event described in paragraph 3.6(2)(a) or subsections 3.6(3) or 3.6(5) if the Warrantholders are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exercised their Warrants immediately before the effective date of or record date for the event, such participation being subject to the prior written consent of the Exchange if so required;

(4)                                  for the purposes of subsections (2), (3), (4) and (5) of Section 3.6, there will be deemed not to be outstanding:

(5)                                  any Share owned by or held for the account of the Company,

(6)                                  any Share owned by or held for the account of any Subsidiary of the Company;

(7)                                  subject to the prior written consent of the Exchange, any dispute that arises at any time with respect to any adjustment pursuant to this Indenture will be conclusively determined (as between the Company, the Warrantholders, the Warrant Agent and all transfer agents and shareholders of the Company) by the auditor of the Company or, if the auditor of the Company is unable or unwilling to act, by such firm of independent chartered accountants as is selected by the Directors and is acceptable to the Warrant Agent and any determination by them, absent manifest error, will be binding on the Company, the Warrantholders, the Warrant Agent and all transfer agents and Shareholders of the Company, and the Company shall notify the Warrantholders thereof;

(8)                                  in the absence of a resolution of the Directors fixing the record date for an event referred to in Section 3.6, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected or such other date as may be required by law;

(9)                                  subject to the prior written consent of the Exchange if required as a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Warrants, the Company will take any action which, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all the Shares or securities which the holders of the Warrants would be entitled to receive thereafter and to exercise such Warrants in accordance with the provisions hereof;

(10)                            subject to Sections 7.2 and 7.3, the Warrant Agent shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 3.6, or with respect to the nature or extent of any such adjustment made, or with respect to the method employed in making same. The Warrant Agent shall not be accountable for the validity or value of any Shares delivered upon the exercise or deemed exercise of any Warrants and shall not be responsible for any failure of the Company to make any payment, or to issue or deliver any securities or certificates represented hereby upon the exercise or deemed exercise of any Warrants; and

(11)                            if the Company, after the date hereof, shall take any action affecting any Shares which in the opinion of the Directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exercise Price and number of Shares issuable upon exercise of Warrants shall be adjusted in such manner, if any, and at such time, as the Directors, in their sole discretion acting reasonably and in good faith, may determine to be equitable in the circumstances to adjust the rights of the Warrantholders to protect against dilution in accordance with the intent and purposes of Section 3.6 and Section 3.7. Failure of the taking of action by the Directors so as to provide for an adjustment in the Exercise Price before the effective date of any action referred to in this paragraph by the Company affecting the Shares shall be conclusive evidence (absent manifest error) that the Directors have determined that it is equitable to make no adjustment in the circumstances, subject to the prior written consent of the Exchange.

3.8                                                                               Postponement of Issue of Shares, etc.

In any case in which Section 3.6 requires an adjustment to take effect immediately after the effective date of or record date for an event, and a Warrant is exercised after that date and before the consummation of the event (which in the case of rights, options and warrants will be the date the rights, options and warrants are issued), the Company may postpone until consummation issuing to the Warrantholder such of the Shares, securities or property to which he is entitled if the Warrant had been exercised immediately before that date, provided however, that the Company will deliver to the Warrantholder an appropriate instrument evidencing such holder’s right to receive such additional Shares, securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Shares, securities or property declared in favour of the holders of record of Shares or of such securities or property on or after that date or such later date as such holder would, but for the provisions of this Section, have become the holder of record of such additional Shares or of such securities or property pursuant to Section 3.6.

3.9                                                                               Notice of Certain Events

(1)                                  At least 14 business days before the effective date of or record date for any event referred to in Section 3.6, other than a subdivision or consolidation of the Shares, that requires or might require an adjustment in the subscription rights pursuant to a Warrant, including the Exercise Price and the number of Shares purchasable on exercise of a Warrant, the Company will:

(a)                                  file with the Warrant Agent a certificate of the Company specifying the particulars of the event and, to the extent determinable, any adjustment required and the computation of the adjustment, and

(b)                                 give notice to the Warrantholders of the particulars of the event and, to the extent, determinable, any adjustment required.

The notice need only set forth particulars as have been determined at the date that notice is given.

(2)                                  If any adjustment for which a notice pursuant to subsection (1) is given is not then determinable, the Company will promptly after the adjustment is determinable:

(a)                                  file with the Warrant Agent a certificate of the Company showing the computation of the adjustment, and

(b)                                 give notice to the Warrantholders of the adjustment.

(3)                                  In the event of a subdivision or consolidation of the Shares, the Company will, before giving effect thereto, file with the Warrant Agent a certificate of the Company specifying the particulars of the subdivision or consolidation and specifying the number of Shares purchasable upon exercise of a Warrant after giving effect to such subdivision or consolidation.

3.10                                                                        No Fractional Shares

The Company will not, pursuant to Section 3.6 or under any other circumstances, be obligated to issue any fraction of a Share upon the exercise of a Warrant or Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Share, that holder may exercise such right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Shares. If not so exercised, the

Company shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Share.

3.11                                                                        Reclassification, Reorganizations, etc.

(1)                                  In case of:

(a)                                  any reclassifications or change of the Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or consolidation);

(b)                                 any amalgamation, consolidation or merger of the Company with, or amalgamation, consolidation or merger of the Company into, any other corporation (other than an amalgamation, consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change, other than as aforesaid, of the Shares);

(c)                                  a reorganization of the Company; or

(d)                                 any sale, transfer or other disposition of all or substantially all of the assets of the Company,

the Company or the corporation formed by the amalgamation or the corporation into which the Company shall have been merged or been consolidated or the reorganized Company, or the corporation which shall have acquired such assets, as the case may be, shall execute and deliver to the Warrant Agent a supplemental indenture providing that the holder of each Warrant then outstanding shall have the right thereafter (until the Warrant Expiry Time) to exercise Warrants only into the kind and amount of shares and other securities and property (including cash) receivable upon such reclassification, change, amalgamation, consolidation, merger, reorganization, sale, transfer or other disposition by a holder of the number of Shares which were purchasable upon the exercise of the Warrants had the Warrants been exercised immediately before the reclassification, change, amalgamation, consolidation, merger, reorganization, sale, transfer or other disposition.

(2)                                  The supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article.

(3)                                  The provisions of this section shall apply to successive reclassifications, changes, amalgamations, consolidations, mergers, reorganizations, sales, transfers or other dispositions.

ARTICLE 4
COVENANTS OF THE COMPANY

4.1                                                                               General Covenants

The Company represents, warrants and covenants with the Warrant Agent for the benefit of the Warrantholders that:

(1)                                  it will at all times maintain its existence, carry on and conduct its business in a proper, efficient and business-like manner and, in accordance with good business practice, keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(2)                                  it is duly authorized to create and issue the Warrants to be issued hereunder and the Warrant Certificates when issued and certified as herein provided will be legal, valid, binding and enforceable obligations of the Company;

(3)                                  subject to the provisions of this Indenture, it will cause the Shares from time to time subscribed for and purchased pursuant to the exercise of Warrants and the certificates representing such Shares to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(4)                                  at all times while any Warrants are outstanding it shall reserve and there shall remain unissued and conditionally allotted out of its authorized capital a number of Shares sufficient to enable the Company to meet its obligations to issue Shares on the exercise of Warrants outstanding hereunder from time to time;

(5)                                  upon the exercise by the holder of any Warrant of the right of purchase provided for therein and herein and upon payment of the Exercise Price applicable thereto for each Share in respect of which the right of purchase is so exercised, all Shares issuable upon the exercise shall be issued as fully paid and non-assessable;

(6)                                  it will use its commercial best efforts to ensure that the Shares issuable upon exercise of the Warrants will be listed for trading on the Exchange and on any other stock exchange on which the Shares are then listed and posted for trading upon their issue;

(7)                                  the Company will use its commercial best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the Qualifying Jurisdictions;

(8)                                  the issue of the Warrants does not and will not result in a breach by the Company of, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by the Company of any applicable laws, and does not and will not conflict, in any material respects, with any of the terms, conditions or provisions of its constating documents or any trust indenture, loan agreement or any other agreement or instrument to which the Company is a party or by which it is contractually bound on the date of this Indenture;

(9)                                  it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for better accomplishing and effecting the intentions and provisions of this Indenture;

(10)                            it will duly and punctually perform all of its covenants contained in this Indenture governing the due authorization, creation and issue of the Warrants and the Warrant Certificates, and the reservation, allotment and issuance of the Shares issuable on the exercise thereof;

(11)                            it will make all requisite filings under applicable laws and regulations, including, without limitation, Securities Laws, including those necessary to remain a reporting issuer not in default of the requirements of the Securities Laws in the Provinces of Canada in which it is a reporting issuer and those required on the exercise of the Warrants;

(12)                            if the Company is a party to any transaction in which the Company is not the continuing corporation, the Company shall use commercially reasonable efforts to obtain all consents which may be necessary or appropriate under applicable laws to enable the continuing corporation to give effect to the Warrants;

(13)                            with respect to any notices to be given or other acts to be performed or which may be given or performed by the Warrant Agent under or pursuant to this Indenture, the Company shall provide to the Warrant Agent in a timely manner all such information and documents as the Warrant Agent may reasonably request and are within the knowledge or control of the Company in order to verify the factual circumstances relating to such notices or acts and, if requested, such notices or acts and, if requested, such information and documents shall be certified as correct by an officer of the Company;

(14)                            The Company covenants that, in the event that it shall begin, or cease, to file as a “Foreign Issuer” with the U.S. Securities and Exchange Commission,  the Company shall promptly deliver to the Trustee an Officer’s Certificate (in a form provided by the Trustee) certifying such “reporting issuer” status and other information as the Trustee may require at such given time; and

(15)                            generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture and will not take any action which might reasonably be expected to deprive holders of Warrants their rights to acquire Shares on the exercise thereof.

4.2                                                                               Securities Qualification Requirements

(1)                                  If, in the opinion of either counsel to the Warrant Agent or counsel to the Company, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator or any other step is required under any of the Qualifying Jurisdictions before the Shares may be issued or delivered to an initial Warrantholder on the exercise of the Warrants or resold by such Warrantholder, the Company covenants that it will use its commercial best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(2)           The Company will give written notice of the issue of Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3                                                                               Warrant Agent’s Remuneration and Expenses

The Company will pay to the Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created, both before any default hereunder and thereafter until all duties of the Warrant Agent shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the gross negligence or fraud of the Warrant Agent.

4.4                                                                               Notice to Warrantholders of Certain Events

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that, so long as any of the Warrants are outstanding, it will not:

(1)           pay any dividend payable in shares of any class to the holders of its Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Shares;

(2)           offer to the holders of its Shares rights to subscribe for or to purchase any Shares or shares of any class or any other securities, rights, warrants or options;

(3)           make any repayment of capital on, or distribution of evidences of indebtedness on any of its assets (excluding cash dividends) to the holders of, its Shares;

(4)           amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(5)           effect any subdivision, redivision, consolidation, reduction or reclassification of its Shares; or

(6)           liquidate, dissolve or wind-up,

unless, in each such case, the Company shall have given notice, in the manner specified in Section 2.12, to each Warrantholder, of the action proposed to be taken and the date on which:

(i) the books of the Company shall close or a record shall be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities; or (ii) such subdivision, redivision, consolidation, reduction, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up shall take place, as the case may be, provided that the Company shall only be required to specify in the notice those particulars of the action as shall have been fixed and determined at the date on which the notice is given. The notice shall also specify the date as of which the holders of Shares of record shall participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, subdivision, redivision, consolidation, reduction, reclassification ,or shall be entitled to exchange their Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice shall be given, with respect to the actions described above, not less than 14 business days before the record date or the date on which the Company’s transfer books are to be closed with respect thereto.

4.5                                                                               Closure of Share Transfer Books

The Company further covenants and agrees that it will not during the period of any notice given under Section 4.4 close its warrant or share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this section shall be deemed to affect the right of the Company to do or take part in any of the things referred to in Section 4.4 or to pay any cash dividends on the shares of any class or classes in its capital from time to time outstanding.

4.6                                                                               Performance of Covenants by Warrant Agent

If the Company shall fail to perform any of its covenants contained in this Indenture and the Warrant Agent is aware of such failure, the Warrant Agent may notify the Warrantholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 4.3. No performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder.

4.7                                                                               Representation and Warranty

The Company represents and warrants to the Warrant Agent and the holders of the Warrants and/or Shares that it is a “foreign issuer” as that term is defined in Regulation S.

ARTICLE 5
MEETINGS OF WARRANTHOLDERS

5.1                                                                               Right to Convene Meeting

(1)           The Warrant Agent or the Company may at any time and from time to time, and the Warrant Agent shall on receipt of a requisition in writing signed by the holders of Warrants sufficient to purchase not less than 15% of the aggregate number of Shares which would be purchased under the Warrants then outstanding and upon being indemnified and funded to its reasonable satisfaction by the Company or by the Warrantholders signing the requisition against the costs which may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders.

(2)           If the Warrant Agent fails to convene a meeting within 10 days after receipt of the requisition, funding and indemnity referred to in subsection (1), the Company or the Warrantholders, as the case may be, may convene the meeting.

(3)           Every meeting of Warrantholders shall be held in the City of Toronto, or at such other place as may be mutually agreed to in writing by the Company and the Warrant Agent, each acting reasonably.

5.2                                                                               Notice

(1)           At least 21 days’ prior notice specifying the place, day and hour of meeting and the general nature of business to be transacted shall be given before any meeting of Warrantholders but it shall not be necessary to specify in the notice the terms of any resolution to be proposed.

(2)           Notice of a meeting of Warrantholders shall be given to the Warrantholders in the manner provided in Section 2.12. Notice shall be given to the Company unless the meeting is convened by the Company and to the Warrant Agent unless the meeting is convened by the Warrant Agent. Any accidental omission in the notice of a meeting shall not invalidate any resolution passed at the meeting.

5.3                                                                               Chairman

The person, who need not be a Warrantholder, nominated in writing by the Warrant Agent shall be entitled to act as the chairman at any meeting of Warrantholders, but if no such person is nominated or if the person nominated shall not be present within 15 minutes after the time appointed for holding the meeting, the Warrantholders present in person or by proxy shall choose a person present to be chairman.

5.4                                                                               Quorum

(1)           At any meeting of the Warrantholders a quorum shall consist of two or more Warrantholders present in person or by proxy holding not less than 10% of the Warrants then outstanding.

(2)           If a quorum of the Warrantholders is not present within half an hour from the time fixed for holding any meeting, the meeting, if convened by Warrantholders or by a requisition of Warrantholders, shall be dissolved; but if otherwise convened, the meeting shall stand adjourned without notice to the same day in the next week following (unless that day is not a business day, in which case the meeting shall stand adjourned to the next business day thereafter) at the same time and place. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold 10% of the Warrants then outstanding.

5.5                                                                               Power to Adjourn

The chairman of any meeting at which a quorum of Warrantholders is present may, with the consent of the meeting, adjourn any meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

5.6                                                                               Show of Hands

Every question submitted to a meeting other than a question to be resolved by an Extraordinary Resolution shall be decided in the first place by a majority of the votes given on a show of hands and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of that fact.

5.7                                                                               Poll

On every Extraordinary Resolution to be passed at a meeting and on any other question submitted to a meeting when directed by the chairman or when demanded by one or more of the Warrantholders acting in person or by proxy, a poll shall be taken in the manner as the chairman shall direct. Questions other than those to be resolved by Extraordinary Resolution shall, if a poll be taken, be decided by the votes of the holders of a majority of the Warrants represented at the meeting and voted on the poll. If at any meeting a poll is so demanded as aforesaid on the election of a chairman or on a question of adjournment, it shall be taken forthwith. If at any meeting a poll is so demanded on any other question, or an Extraordinary Resolution is to be voted upon, a poll shall be taken in such manner and either at once or after an adjournment as the chairman directs. The result of a poll shall be deemed to be the decision of the meeting at which the poll was demanded and shall be binding on all holders of Warrants.

5.8                                                                               Voting

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Share purchasable under Warrants of which he shall then be the holder. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled both on a show of hands and on a poll to vote in respect of the Warrants, if any, held or represented by him but shall not be entitled to a casting vote in the case of an equality of votes.

5.9                                                                               Persons Entitled to be Present

The Company and the Warrant Agent by their respective officers and directors and the counsel of the Company and the Warrant Agent may attend any meeting of Warrantholders but shall have no vote as such.

5.10                                                                        Regulations

The Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make or vary such regulations as it shall think fit providing for and governing the following:

(1)           the issue of voting certificates:

(a)           by any bank, trust company or other depository approved by the Warrant Agent, certifying that specified Warrants have been deposited with it by a named holder and will remain on deposit until after the meeting; or

(b)           by any bank, trust company, insurance company, governmental department or agency approved by the Warrant Agent, certifying that it is the holder of specified Warrants and will continue to hold the same until after the meeting, which voting certificates shall entitle the holders named therein to be present and vote at any meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any meeting and at any adjournment thereof, in the same manner and with the same effect as though the holders named in the voting certificates were the actual holders of the specified Warrants;

(2)           the form of the instrument appointing a proxy (which shall be in writing), the manner in which the same shall be executed and the form of any authority under which a person executes a proxy on behalf of a Warrantholder;

(3)           the deposit certificates, instruments appointing proxies or authorities at such place or places as the Warrant Agent (or the Company or Warrantholders in case the meeting is convened by the Company or the Warrantholders, as the case may be) may in the notice convening the meeting direct and the time (if any) before the holding of the meeting or adjourned meeting at which the same shall be deposited;

(4)           the deposit of voting certificates or instruments appointing proxies at some place or places other than the place at which the meeting is to be held and for particulars of the voting certificates or instruments appointing proxies to be cabled or telegraphed or notified by other means of communication before the meeting to the Company or to the Warrant Agent and for the voting of voting certificates and proxies so deposited as if the voting certificates or the instruments themselves were produced at the meeting or deposited at any other place required pursuant to subsection (3); and

(5)           generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and votes given in accordance therewith shall be valid and shall be counted. Except as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or to be present at the meeting in respect thereof, shall be registered Warrantholders and persons whom registered Warrantholders have by instrument in writing duly appointed as their proxies.

5.11                                                                        Certain Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Indenture or by law but subject to obtaining the approval of the Exchange, the Warrantholders shall have the following powers, exercisable from time to time by Extraordinary Resolution:

(1)           power to agree to any amendment, modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in that capacity or on behalf of the Warrantholders against the Company whether the rights arise under this Indenture or otherwise;

(2)           power to agree to any change in or omission from the provisions of the Warrant Certificate and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Company and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying any change or omission;

(3)           power to require the Warrant Agent, subject to compliance with Section 7.2, to enforce any of the obligations of the Company under this Indenture or any duly executed supplemental instrument or to enforce any of the rights of the Warrantholders in any manner specified in an Extraordinary Resolution or to refrain from enforcing any such covenant or right, upon the Warrant Agent being furnished with such funding and indemnity as it may in its discretion reasonably require;

(4)           power to remove the Warrant Agent or its successor or successors in office and to appoint a new Warrant Agent or Warrant Agents to take the place of the Warrant Agent or Warrant Agents so removed;

(5)           power to waive and direct the Warrant Agent to waive any default on the part of the Company in complying with any provision of this Indenture either unconditionally or upon conditions specified in the Extraordinary Resolution;

(6)           power to restrain any Warrantholder from taking or instituting or continuing any suit, action or proceeding against the Company for the enforcement of any of the obligations of the Company under this Indenture or to enforce any right of the Warrantholders; and

(7)           power to amend, alter or repeal any Extraordinary Resolution previously passed or consented to by Warrantholders.

5.12                                                                        Definition of “Extraordinary Resolution”

The expression “Extraordinary Resolution” when used in this Indenture means a resolution passed at a meeting (including an adjourned meeting) of Warrantholders duly convened and held in accordance with the provisions of this Indenture at which a quorum is present and carried by the affirmative vote of not less than 66 2/3% of the votes given on a poll or by the consent in writing, which may be in one or more instruments, of the holders of not less than 66 2/3% of the Warrants then outstanding.

5.13                                                                        Resolutions Binding on all Warrantholders

Every resolution and every Extraordinary Resolution duly passed at a meeting of the Warrantholders duly convened and held or any consent in writing having the effect of an Extraordinary Resolution shall be binding upon all the Warrantholders (including their successors and assigns) whether or not present or represented or voting at the meting or signatories to the consent, as the case may be, and each of the Warrantholders and the Warrant Agent, subject to the provisions for its indemnity contained in this Indenture, shall be bound to give effect thereto.

5.14                                                                        Holdings by Company Disregarded

In determining whether the requisite number of Warrantholders are present for the purpose of obtaining a quorum or have voted or consented to any resolution, Extraordinary Resolution, consent, waiver or other action under this Indenture, Warrants owned by the Company or any Subsidiary of the Company shall be deemed to be not outstanding.

5.15                                                                        Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes if purporting to be signed by the chairman of the meeting, or by the chairman of the next succeeding meeting of Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting for which minutes have been made shall be deemed to have been duly convened and held and all resolutions passed or proceedings taken thereat to have been duly passed and taken.

5.16                                                                        Powers Cumulative

Any one or more of the powers or combination of the powers in this Indenture exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Warrantholders to exercise the same or any other power or powers or combination of powers then or any power or powers or combinations of powers thereafter.

5.17                                                                        Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by Warrantholders entitled to acquire 66 2/3% of the aggregate number of Shares that can be acquired pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression “resolution” or “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

ARTICLE 6
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

6.1                                                                               Provision for Supplemental Indenture for Certain Purposes

From time to time the Company and the Warrant Agent may, subject to the provisions of this Indenture and the obtaining of the prior written consent of the Exchange, if required, and shall, when so directed by this Indenture, execute and deliver by their proper officers or directors, as the case may be, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(1)           adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable and are not in the opinion of the Warrant Agent, based on the advice of counsel, prejudicial to the interest of the Warrantholders as a group;

(2)           giving effect to any Extraordinary Resolution passed as provided in Article 5;

(3)           making any modification in the form of Warrant Certificate which, in the opinion of the Warrant Agent, based on the advice of counsel, does not affect the substance thereof and is not prejudicial to the interests of the Warrantholders as a group;

(4)           making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Warrant Agent based on the advice of counsel, do not materially and adversely affect the interests of the Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation;

(5)           modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Warrant Agent, based on the advice of counsel, the modification or relief materially impairs any of the rights of the Warrantholders or is prejudicial to their interests, as a group, or of the Warrant Agent, and provided that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(6)           for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Warrant Agent, based on the advice of counsel, the rights of the Warrant Agent or of the Warrantholders, as a group, are in no way prejudiced thereby; and

(7)           setting forth any adjustments resulting from the application of the provisions of Article 3 hereof.

6.2                                                                               Successor Companies

Subject to Section 3.9, nothing in this Indenture shall prevent any consolidation, reorganization, amalgamation, arrangement or merger of the Company with or into any other body corporate, bodies corporate, or person, or a conveyance or transfer of all or substantially all the property and assets of the Company as an entirety to any body corporate or person lawfully entitled to acquire and operate the same; provided, however, that the body corporate formed by such consolidation, amalgamation or arrangement or into which such merger shall have been made or the person which acquires by conveyance or transfer all or substantially all the property and assets of the Company as an entirety shall execute and deliver to the Warrant Agent before or contemporaneously with such consolidation, reorganization, amalgamation, arrangement, merger, conveyance or transfer and as a condition precedent thereto, an agreement supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company shall be assumed by such successor body corporate or person. The Warrant Agent shall be entitled to receive and shall be fully protected in relying upon an opinion of counsel that any such consolidation, reorganization, amalgamation, arrangement, merger, conveyance or transfer and any supplemental agreement executed in connection therewith, complies with the provisions of this section.

6.3                                                                               Successor Body Corporate Substituted

Subject to Section 3.9, in case the Company, pursuant to Section 6.2 hereof, shall be consolidated, amalgamated, reorganized, arranged or merged with or into any other body corporate or bodies corporate or person or shall convey or transfer all or substantially all of the property and assets of the Company as an entirety to another body corporate or person, the successor body corporate or person formed by such consolidation, reorganization, arrangement or amalgamation or into which the Company shall have been merged or which shall have received a conveyance or transfer as aforesaid shall succeed to and be substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein as the party of the first part. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, reorganization, arrangement, merger, conveyance or transfer.

ARTICLE 7
CONCERNING THE WARRANT AGENT

7.1                                                                               Rights and Duties of Warrant Agent

(1)           In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent will act honestly and in good faith with a view to the best interests of the Warrantholders and will exercise that degree of care, diligence and skill that a reasonably prudent Warrant Agent would exercise in comparable circumstances.

(2)           No provision of this Indenture will be construed to relieve the Warrant Agent from liability for its own gross negligence or fraud.

(3)           The obligation of the Warrant Agent to commence or continue any action, actions or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereto and any loss and damage it may suffer by reason thereof.

(4)           No provision of this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(5)           The Warrant Agent may, before commencing or at any time during the continuance of such act, action or proceeding require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

7.2                                                                               Evidence, Experts and Advisors

(1)           In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company will furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as is prescribed by Applicable Legislation or as the Warrant Agent reasonably requires by written notice to the Company.

(2)           In the exercise of any right or duty hereunder the Warrant Agent, if it is acting in good faith, may rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or Applicable Legislation or pursuant to a request of the Warrant Agent.

(3)           Whenever Applicable Legislation requires that evidence referred to in subsection (1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof.

(4)           Any statutory declaration may be made by one or more officers or Directors of the Company.

(5)           Proof of the execution of an instrument in writing by a Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing the instrument acknowledged to him the execution thereof, or by an affidavit of a witness to the execution, or in any other manner that the Warrant Agent considers adequate.

(6)           The Warrant Agent may, at the Company’s expense, employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it reasonably requires for the purpose of discharging its duties hereunder and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Agent.

(7)           The Warrant Agent may as a condition precedent to any action to be taken by it under this Indenture require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

7.3                                                                               Documents, Moneys, etc. Held by Warrant Agent

(1)           Any cash, security, document of title or other instrument that may be at any time held by the Warrant Agent subject to the terms hereof may be placed in the deposit vaults of the Warrant Agent or of any internationally recognized bank or deposited for safekeeping with such bank.  Unless herein otherwise expressly provided, any money held pending the application or withdrawal thereof under any provision of this Indenture may be deposited in the name of the Warrant Agent in any internationally recognized bank at the rate of interest (if any) then current on demand deposits .

(2)           Unless the Company is in default hereunder, all interest or other income received by the Warrant Agent in respect of deposits in investment will belong to the Company.

7.4                                                                               Action by Warrant Agent to Protect Interests

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve or protect its interests and the interests of the Warrantholders.

7.5                                                                               Warrant Agent not Required to give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the terms and powers of this Indenture or otherwise in respect of the premises.

7.6                                                                               Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent, it is expressly declared and agreed that:

(1)           the Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture (except the representation contained in Section 7.8 and by virtue of the countersignature of the Warrant Agent on the Warrant Certificates) or required to verify the same, but all such representations, statements or recitals are and shall be deemed to be made by the Company;

(2)           the Warrant Agent shall not be obligated to see or to require evidence of registration (a filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(3)           the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(4)           the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any obligation herein contained or of any acts of the directors, officers, employees or agents of the Company;

(5)           the Company shall indemnify and hold harmless the Warrant Agent and its employees, directors and officers from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Warrant Agent or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture, save only in the event of the gross negligence, wilful misconduct or fraud of the Warrant Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation of the Warrant Agent;

(6)           the Warrant Agent shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof nor shall the Warrant Agent be required to take notice of any default of the Company hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of that notice, the Warrant Agent may for all purposes hereunder conclusively assume that no default by the Company hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Warrant Agent hereunder as to whether any action is required to be taken in respect of any default hereunder;

(7)           the Warrant Agent is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 3.6 or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(8)           the Warrant Agent is not accountable with respect to the validity or value (or the kind or amount) of any Shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant; and

(9)           the Warrant Agent is not responsible for any failure of the Company to make any cash payment or any failure of the Company to issue, transfer or deliver Shares or certificates for the same upon the exercise and surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 7.

7.7                                                                               Replacement of Warrant Agent

(1)           The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, except as otherwise provided in this Indenture, by giving to the Company and the Warrantholders not less than 90 days’ notice in writing or, if a new Warrant Agent has been appointed, such shorter notice as the Company accepts as sufficient.

(2)           The Warrantholders by Extraordinary Resolution may at any time remove the Warrant Agent and appoint a new Warrant Agent.

(3)           If the Warrant Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Company will forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders.

(4)           Failing appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to the British Columbia Supreme Court for the appointment of a new Warrant Agent.

(5)           Any new Warrant Agent so appointed by the Company or by the Court will be subject to removal by Extraordinary Resolution of the Warrantholders.

(6)           Any new Warrant Agent appointed under any provision of this section must be a corporation authorized to carry on the business of a trust company in the Qualifying Jurisdictions.

(7)           On any appointment, the new Warrant Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Company, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring the powers, rights, duties and responsibilities to the new Warrant Agent.

(8)           On the appointment of a new Warrant Agent, the Company will promptly give notice thereof to the Warrantholders.

(9)           A corporation into or with which the Warrant Agent is merged or consolidated or amalgamated, or a corporation succeeding to the trust business of the Warrant Agent, will be the successor to the Warrant Agent hereunder without any further act on its part or on the part of any party hereto if the corporation would be eligible for appointment as a new Warrant Agent under subsection (6).

(10)         A Warrant Certificate certified but not delivered by a predecessor Warrant Agent may be delivered by the new or successor Warrant Agent in the name of the predecessor Warrant Agent or successor Warrant Agent.

7.8                                                                               Conflict of Interest

(1)           The Warrant Agent represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists between its role as a fiduciary hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the conflict of interest or resign its agency hereunder.

(2)           Subject to subsection (1), the Warrant Agent in its personal or any other capacity may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company without being liable to account for any profit made thereby.

7.9                                                                               Acceptance of Trust

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture.

7.10                                                                        Accounts

(1)           The Company hereby represents to the Warrant Agent that any account to be opened by, or interest to held by, the Warrant Agent in connection with this Indenture, for or to the credit of the Company, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Company agrees to complete and execute forthwith a declaration in the form prescribed by the Warrant Agent as to the particulars of such third party.

(2)           The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 8
GENERAL

8.1                                                                               Satisfaction and Discharge of Indenture

This Indenture shall expire and terminate on the earlier of:

(1)           the date by which there has been delivered to the Warrant Agent for exercise or destruction all Warrant Certificates theretofor certified hereunder, or

(2)           the 61st day following the Warrant Expiry Date,

and if all Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture will cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Company and on delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

8.2                                                                               Sole Benefit of Parties and Warrantholders

Nothing in this Indenture expressed or implied will give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

8.3                                                                               Discretion of Directors

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion and a determination so made, absent manifest error, will be conclusive.

8.4                                                                               Privacy

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Company shall, before transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

8.5                                                                               Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original, and the counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to bear the date set out at the top of the first page of this Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first written above.

GOLD WHEATON GOLD CORP.

By:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signatory

By:
Authorized Signatory

SCHEDULE “A” TO INDENTURE

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE <INSERT DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER CLOSING DATE.>”

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE]”;

WARRANT CERTIFICATE
GOLD WHEATON GOLD CORP.

Certificate Number •	EACH WHOLE WARRANT ENTITLES THE HOLDER TO PURCHASE ONE COMMON SHARE	Warrants •

THIS IS TO CERTIFY THAT, FOR VALUE RECEIVED,	[NAME OF HOLDER]

The holder is entitled to subscribe for and purchase fully paid and non-assessable common shares (the “Common Shares”) of GOLD WHEATON GOLD CORP. (the “Company”) on the basis of one Common Share for each Warrant at a price of $0.50 per Common Share represented by this Warrant Certificate, subject to adjustment, at any time prior to 5:00p.m. (Vancouver time) on the fifth anniversary of the date of issuance (the “Expiry Time”).

On exercise of a Warrant, the Company shall cause the Warrant Certificate(s) to be mailed by first class, insured mail or delivered as specified to such person or persons at the address or addresses specified in the Exercise Form attached as Appendix 2 hereto, within five business days of the date on which the Warrant is exercised.  The exercise price of such Warrants will be subject to adjustment pursuant to the terms set out in the Indenture (as defined below), and subject to the provisions and upon the terms and conditions hereinafter set forth.

The Warrants represented by this certificate are issued under and pursuant to a warrant indenture (the “Indenture”) made as of May 26, 2009 between the Company and Computershare Trust Company of Canada (the “Warrant Agent”) (which expression shall include any successor Warrant Agent appointed under the Indenture), to which Indenture (and any amendments thereto and instruments supplemental thereto) reference is hereby made for a full description of the rights of the Warrantholders and the terms and conditions upon which such Warrants are or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all amendments thereto and instruments supplemental thereto were herein set forth and to all of which provisions the holder of these Warrants by acceptance hereof assents.  All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

In the event of any conflict or inconsistency between the provisions of the Indenture (and any amendments thereto and instruments supplemental thereto) and the provisions of this Warrant Certificate, except those that are necessary by context, the provisions of the Indenture (and any amendments thereto and instruments supplemental thereto) shall prevail.

The right to acquire Common Shares granted by this Warrant Certificate may be exercised subject to the terms and conditions set out in the Indenture, in whole or in part, but only in sufficient number to acquire whole numbers of Common Shares, by surrender of this Warrant Certificate and a duly completed and executed Exercise Form attached as Appendix 2 hereto, at the offices of the Warrant Agent, accompanied by a certified cheque, bank draft or money order payable to or to the order of the Company in payment of the purchase price of the number of Common Shares for which Warrants are then exercised.

This Warrant Certificate does not represent Common Shares and does not entitle the holder to any rights of a Shareholder.

Any Warrantholder wishing to transfer these Warrants must complete the Transfer Form attached as Appendix 1 hereto.

This Warrant Certificate is not valid for any purpose whatever until it has been countersigned by or on behalf of the Warrant Agent.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and the Warrant Agent has caused this Warrant Certificate to be countersigned by its duly authorized officer.

DATED               ,, 2009.

GOLD WHEATON GOLD CORP.		Countersigned
COMPUTERSHARE TRUST COMPANY OF CANADA
as Warrant Agent

By:		By:
	Authorized Signing Officer	Authorized Signing Officer

APPENDIX 1

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name)                                                                (the “Transferee”), of                                                                                                                                          (residential address)                                                                                 Warrants of GOLD WHEATON GOLD CORP.(the “Company”)  registered in the name of the undersigned on the records of Computershare Trust Company of Canada (the “Warrant Agent”) represented by the attached certificate, and irrevocably appoints                                                                                                    as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

The undersigned represents, warrants and certifies as follows:

A.  The transfer is made in compliance with all applicable securities laws of each of the Provinces of Canada (other than Quebec) (the “Qualifying Jurisdictions”) and the respective regulations made and forms prescribed thereunder together with all applicable published policy statements, rules, instructions, blanket orders and rulings of the securities commissions or other security regulatory authorities (the “Securities Laws”) and the transfer is being made to an “accredited investor” within the meaning of applicable Securities Laws.

DATED the day of , 20 .
	Signature Guaranteed (See instructions in Appendix 3)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)

Name of Warrantholder:	Address (Please print)

Note to Warrantholders

(1)                                  In order to transfer the Warrants represented by this Warrant Certificate, this Transfer Form or a written instrument of transfer in form satisfactory to the Warrant Agent must be delivered to the Warrant Agent at its principal office in Vancouver, British Columbia, together with this Warrant Certificate.  REFERENCE IS MADE TO THE NOTE INDENTURE DATED AS OF MAY 26, 2009 BETWEEN THE COMPANY AND COMPUTERSHARE TRUST COMPANY OF CANADA AS THERE ARE TRANSFER RESTRICTIONS CONTAINED THEREIN AND CERTAIN TRANSFERS OF THIS WARRANT MAY BE VOID.

(2)                                  The signature of the holder on the Transfer Form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), or a member of the Stock Exchange Medallion Program (SEMP).

The Company certifies to and in favour of the Warrant Agent that either the transfer has been consented to by the Company or that the Company is not required to consent to the transfer as the transfer is from Sprott Asset Management Inc. or any Affiliate thereof to Sprott Asset Management Inc. or any Affiliate thereof  and the Company has received evidence to its satisfaction that such transferee is not a U.S. person within the meaning of the U.S. Securities Law;

DATED the          day of                      , 20    .

GOLD WHEATON GOLD CORP.

Per:
Authorized Signing Officer

APPENDIX 2
EXERCISE FORM

TO:  GOLD WHEATON GOLD CORP.

The undersigned hereby exercises the right to acquire              (A) Common Shares of GOLD WHEATON GOLD CORP. pursuant to the attached Warrant Certificate.

Exercise Price Payable:
((A) multiplied by $0.50, subject to adjustment)

The undersigned represents, warrants and certifies as follows:

☐                                    A                                      The undersigned holder (i) is not in the United States; (ii) is not a “U.S. Person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”), and is not exercising the Warrants on behalf of a person in the United States or a U.S. Person; and (iii) did not execute or deliver this exercise form in the United States.

DATED at                                                  ,                                       the                day of                                           , 20      .

Signature Guaranteed (See instructions to Warrantholders)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)

☐  Unless this box is marked with an “X”, the certificate representing the Common Shares (or other appropriate evidence of issuance) will be delivered or mailed to the person or persons in whose name or names the Warrant is registered.  If the box is marked with an “X”, such certificate / evidence will be delivered at the Warrant Agent’s office where the Warrant Certificate was surrendered.

Common Shares will not be delivered to any address in the United States.

ii

APPENDIX 3
TERMS AND CONDITIONS

The certificates are issued subject to the terms and conditions of the Indenture.  A copy of the Indenture may be obtained, free of charge, at the offices of Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia  V6C 3B9.

Signature Guarantee:

The signature on the Transfer form or Exercise Form must correspond with the name as written upon the face of the certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule 1 chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP).  The Guarantor must affix a stamp bearing the actual words (“Signature Guaranteed”).

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.